Contact Information

Stephen Green

Senior Vice President,

General Counsel and Secretary

IHS Inc.

15 Inverness Way East

Englewood, CO 80112

212-850-8543 (direct dial)

212-850-8540 (facsimile)

March 11, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	IHS Inc.
Form 10-K for the Fiscal year Ended November 30, 2009
Filed January 15, 2010
File No. 001-32511

Dear Mr. Gilmore:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated February 24, 2010, regarding the filing referenced above. For your convenience, we have repeated each of the Staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended November 30, 2009

General

1.	[Part I of II]

We note information in your letters to the staff dated April 11, 2005 and May 9, 2005 and May 20, 2005 regarding limited contacts with Syria and Sudan relating to providing informational products. We also note that your website includes Syria and Sudan on its offices/locations list, and the IHS Global Insights’ website includes Cuba, Iran, Syria and Sudan on the list of countries for which it provides same-day analysis. Finally, we note that Lloyd’s Register-Fairplay has a book agent in Sudan and co-hosted a MariChem Middle East Conference in 2007 that included presentations from Iranian Petrochemical Commercial Co.

IHS takes great efforts in managing its global business to comply with all of the sanctions, embargoes, export limitations, and other restrictions imposed by the United States and other governments where we do business around the world. It begins with the IHS Code of Business Conduct, which articulates the obligation of every employee in our company to comply with these restrictions, it continues with our culture that promotes a higher standard of conduct than legally required, and it includes the practices and controls of a compliance program that enables us to question and validate each transaction that has the potential to violate our standards.

March 11, 2010

Securities and Exchange Commission

In 2005, we corresponded with the Staff about isolated transactions with customers in Syria and Sudan. At the time, we clarified for the Staff that each of those transactions was in full compliance with then-applicable laws and that those sales were immaterial in amount, both individually and in the aggregate. Current guidance from the Office of Foreign Asset Control, or OFAC, and other applicable U.S. government agencies continues to support our analysis and the determinations that we provided to the Staff. Our 2005 correspondence refers to the rules applicable to “informational materials.” Since that time, OFAC has issued updates to the applicable sanctions on Syria and Sudan and the U.S. government continues to offer a general license for the sale and distribution of pre-existing informational materials in those countries.

Regarding the Staff’s references to office locations listed on our website, we confirm that we do not have offices in Syria or Sudan. Neither IHS nor any of its global subsidiaries or operations maintains offices or employees in any of the countries where that is prohibited. We believe the Staff may have drawn an incorrect conclusion from the design of our website. Some drop-down menus and lists on our websites include over 200 countries, including the four mentioned throughout the Staff’s comments. But, the vast majority of these references are simply to our products or direct a visitor to the appropriate staff in one of our actual offices, each located in one of 47 countries in which we may lawfully both maintain operations and conduct business. Our entire web presence is in the process of a redesign, including improvements that we hope will eliminate any confusion regarding our office locations.

The same-day analyses offered in our IHS Global Insight product family are products offered for hundreds of countries around the world. The existence of such a product does not mean that we have a presence in every one of those countries. We do not have a presence in Iran, Cuba, Syria, or Sudan. Nevertheless, our customers around the world – including agencies and departments within the U.S. government – rely on our expertise and analysis around economic forecasting, including the same-day reports about the countries at issue.

With regard to your statement that an Iranian company may have spoken at a conference in 2007 sponsored by Lloyd’s Register-Fairplay, that 2007 conference occurred prior to our ownership of Lloyd’s Register-Fairplay. In March 2008, we purchased a non-controlling equity interest in the business; subsequently, in June 2009, we purchased the remainder of the business. Since our acquisition of the business, Lloyd’s Register-Fairplay has not hosted subsequent iterations of that conference and Lloyd’s Register-Fairplay conforms to IHS global policies regarding doing business with Iran as well as all other sanctioned and restricted countries.

March 11, 2010

Securities and Exchange Commission

The Staff also noted in its comment that Lloyd’s Register-Fairplay has a “book agent” in Sudan. However, the reference is merely a legacy from a pre-acquisition version of the Lloyd’s Register-Fairplay website. There have been no wholesale deliveries to or revenue from the re-seller listed for Sudan, or any other book agent in Syria or Sudan, in the time since Lloyd’s Register-Fairplay became part of IHS. Going forward, the reference to this Sudan book agent and other inactive agents will be removed from our websites to avoid confusion.

Form 10-K for the Fiscal Year Ended November 30, 2009

General

1.	[Part II of II]

Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services and products you have provided to those countries, any activities you conduct in those countries and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

As the Staff noted, we do not make disclosures regarding contacts with Iran, Syria, Sudan, or Cuba. Our contacts with each of those countries are either non-existent (in the case of Iran and Cuba) or minimal (in the case of Syria and Sudan). Any such contacts that do occur with Syria and Sudan are scrutinized through our compliance screening processes to meet all of the regulations and expectations of the U.S. government as well as our own internal standards that are designed to minimize both legal and reputational risk to our business. We believe any resulting transactions with customers in Syria and Sudan are immaterial in dollar amount and in risk presented to our business (see further description below).

We expend great effort to avoid doing business in or with the three countries that the United States has put under the most stringent embargoes (currently Iran, Cuba, and North Korea). We also carefully monitor and evaluate any request to do business in or with any of the additional dozens of countries where the United States has, for a variety of reasons, deemed it necessary to partially restrict business activities in the country, in certain industries within the country, or individual entities related to the country. Included in that list of restricted countries are Syria and Sudan. To further protect the interests of all of our stakeholders and avoid violating such restrictions, we check our customers in restricted countries through a tool provided by Visual Compliance (www.visualcompliance.com) which maintains a collection of “denied party” lists from around the world.

March 11, 2010

Securities and Exchange Commission

In response to the Staff’s request, we have reviewed our records for all of our business contacts with Iran, Cuba, Syria, and Sudan. As discussed above, we do not have any offices or activities in any of the listed countries. And, we do not have any agreements, commercial arrangements, or other contracts with the governments of those countries or entities controlled by those governments. We have had instances of revenue generated in Syria and Sudan that fall into three distinct categories: (i) ship numbering information subscriptions; (ii) books and magazines sold by IHS Jane’s; and (iii) an isolated sale of information by IHS CERA in 2008.

(i)	Lloyd’s Register-Fairplay International Maritime Organization — Ship Numbering Scheme

As an operating branch of the United Nations, the International Maritime Organization, or IMO, has mandated that every known propelled, sea-going merchant ship over 100 gross tons must have a unique identification number. Under that United Nations mandate, the sole source for assigning and validating these numbers is Lloyd’s Register-Fairplay. As the sole source of that critical information, Lloyd’s Register-Fairplay must gather information about ships from around the world and then sell subscriptions related to the identification system in nearly every country with ports or other shipping interests. Lloyd’s Register-Fairplay is the primary worldwide source for shipping information.

Shipping and maritime-related customers in Syria purchased subscriptions to Lloyd’s Register-Fairplay products for approximately US$18,100 in 2009 and US$9,500 in 2008. These items were not subject to OFAC regulation because they are within the scope of OFAC’s informational materials exception. They are not subject to regulation by the Bureau of Industry and Security, or BIS, because, as U.K. products produced by U.K. persons, they are outside of the scope of the Export Administration Regulations, or EAR. In Sudan, the Sudanese port authority as well as two other maritime-related businesses with operations in Sudan purchased subscriptions for approximately US$2,200 in 2009 and US$10,800 in 2008. Regarding the transactions with Sudan, there is a general OFAC license for all transactions and activities that are for the conduct of the official business of the United Nations specialized agencies. As Lloyd’s Register-Fairplay is a contractor with the UN’s IMO, this general license is applicable to this transaction.

When IHS became involved with Lloyd’s Register-Fairplay, we found that the business had sold similar subscriptions to customers in Iran and Cuba. Prior to our control of the business, transactions with those countries were not deemed to be problematic: this was a UK-owned and operated business providing a global service under a mandate of the United Nations. Under IHS ownership and control of the business, while we took into consideration the fact that applicable information exceptions to the OFAC sanctions against both Iran and Cuba would allow us to continue providing our pre-existing informational materials to customers in those countries, we have chosen to adhere to a strict internal policy of avoiding any reputational risk that could arise from dealings with Iran or Cuba. Accordingly, upon taking control of Lloyd’s Register-Fairplay, we chose to terminate all subscriptions purchased in Iran or Cuba, foregoing an aggregate of approximately US$4,300 in annual revenue in Cuba and US$11,100 in Iran.

March 11, 2010

Securities and Exchange Commission

That decision to avoid even an immaterial amount of revenue from those two countries raised for us an important question about the apparent conflict between the global IMO ship identification mandate and current U.S. policy. We have applied to OFAC for a determination as to whether the U.S. government will clarify its position, specifically asking whether Iran or Cuba should be allowed to have access to our information regarding the U.N.-mandated ship numbering scheme. Pending a determination on that license, we continue to stand by our policy of declining any business from Iran, Cuba, or North Korea.

(ii)	Books and Magazines sold by IHS Jane’s

In 2008, our IHS Jane’s business sold pre-existing informational materials (specifically, its books and magazines), to a United Nations office in Syria for approximately US$1,700 and to a library in Syria for approximately US$400. Since the OFAC regulations regarding Syria contain an exception for informational materials and since books and magazines are outside the scope of the EAR, this transaction was exempt from license requirements.

(iii)	Analysis sold by IHS CERA

In 2008, IHS CERA prepared an analysis of project cost escalation for Petro-Canada. The analysis included internal data from Petro-Canada’s Syrian operations and the agreement specified that the Syrian office would be invoiced for the project. The total value of the sale was approximately US$73,000. As the transaction was not with a specifically restricted entity or the Syrian Government, OFAC restrictions do not apply. Since the report did not contain any technical data or technology, it is outside the scope of the EAR.

2.	Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidence by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Our opinion is that no quantitative or qualitative aspects of our contacts with Iran, Syria, Sudan, or Cuba pose a material investment risk for our security holders. We do not have any assets or liabilities associated with the listed countries. We have no revenues associated with Iran or Cuba, while annual revenues associated with Syria and Sudan constituted at most an aggregate of just over US$20,000. In contrast, aggregate company-wide revenue for our 2009 fiscal year was nearly US$1 billion.

March 11, 2010

Securities and Exchange Commission

The de minimus revenues associated with Syria and Sudan arise through transactions that must meet our standards for compliance with (i) the foundational U.S. laws and other regulatory schemes governing international commerce and (ii) our own standards for ethical business conduct and risk mitigation.

While we do not have revenue or contacts with or in countries such as Iran, Cuba, and North Korea, we do have informational offerings about these countries that are produced without any presence in these countries and in compliance with applicable laws and regulations. To use an example cited by the Staff in its comment, our IHS Global Insight products include same-day analysis about over 200 countries and regions. The information about restricted countries brings value to our customers, including the U.S. government agencies that rely on IHS products.

Qualitatively, our analysis includes our global stance on managing regulatory compliance and reputational risk. As the Staff notes, and as we fully appreciate and understand, investors may make decisions to acquire or divest holdings based upon where and how a company does business. We take that concern further and consider the qualitative impact of our decisions upon all of our stakeholders – not only investors, but also our customers, employees, and other business partners. For instance, our customers include literally hundreds of agencies, departments, and other groups within the U.S. government. That constituency alone puts a heavy burden on us to manage our business with all of these considerations. So while it is important that we consider the materiality of a given business practice from a disclosure perspective, that is merely one aspect of our analysis. As noted above, while we believe that OFAC guidance supports the sale of our Lloyds Register-Fairplay informational materials in Iran and Cuba, we have elected not to offer subscriptions in those jurisdictions pending guidance from OFAC that would clarify the perceived dissonance between U.S. and U.N. policy.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 78

3.	Your disclosure indicates that there were no material changes to the company’s internal control over financial reporting that occurred during the period covered by this Form 10-K. Please confirm to us and in future Forms 10-K disclose whether there were changes to internal controls over financial reporting during the last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(T)(b) of Regulations S-K.

We hereby confirm that there were no changes to internal controls over financial reporting during the fourth fiscal quarter of 2009 that materially affected, or would have been reasonably likely to materially affect, our internal control over financial reporting. We hereby confirm that, in future filings with the Commission, we will include a disclosure whether there were changes to internal controls over financial reporting during the last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that materially affected, or would be reasonably likely to materially affect, internal control over financial reporting.

March 11, 2010

Securities and Exchange Commission

In responding to your comments regarding the filing referenced above, we acknowledge that: (i) the Company is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 212-850-8542

Sincerely,

/s/ Stephen Green
Stephen Green
General Counsel and Secretary